APPENDIX-SUPPLEMENTAL INFORMATION

Comment 4. We note reference to third party information throughout the filing. For example, you cite information from the Association of American Publishers on page 6. Please provide us with marked copies of any materials that support third party statements, clearly cross-referencing a statement with the underlying factual support.

Page 5 Our Market Opportunity

The U.S. educational system, consisting of K-12 and postsecondary education, collectively includes approximately 59 million students. Our virtual textbooks and materials were developed to appeal primarily in the U.S. K-12 education market, which consists of approximately 59 million students in more than 132,656, schools according to the Center for education Reform 2009.

All of these numbers comes from the:

National Center for Educational Statistics Table 2, Enrollment in educational institutions, by level and control of institution: Selected years, fall 1980 through fall 2009

The National Household Education Surveys Program (NHES), conducted by the U.S. Department of Education's National Center for Education Statistics (NCES) in the Institute of Education Sciences, has collected nationally representative data that can be used to estimate the number of home schooled students in the United States. Data from the 2007 NHES survey show an estimated 1.5 million students (1,508,000) were home schooled in the United States in the spring of 2007.

Also from the National Center for Educational Statistics Issue Brief 2008.

"Data from the 2007 NHES survey show an estimated 1.5 million students (1,508,000) were homeschooled in the United States in the spring of 2007"

An estimated $8 billion was spent on the K-12 instructional materials market in 2008, according to Association of American Publishers.. In 2007, according to Market Data Research's annual expenditures report, the national average for instructional materials spending is $237 per pupil.

-

Public Policy Outlook for K-12 Instructional Materials

-

Association of American Publishers (AAP)

-

Jay Diskey

-

Executive Director

-

AAP School Division

-

jdiskey@publishers.org

    www.aapschool.org

-

November 2009

-

K-12 instructional materials market: $7B to $8B

-

Educational Publishing

-

News, Notes and advice from the lead thinkers at the Association of Educational Publishers

K-12 Sales Projected to Increase in 2010-11

Published January 18, 2011 Business of Publishing, Education Market Research, Educational Technology , Research, Sales, Leave a Comment

According to Education Market Research's exclusive data, the K-12 instructional materials market, including textbooks, supplemental materials, and technology products, totaled $16.4 billion in sales in the 2009-10 school year. In the Complete K-12 Report: 2011, market researcher Dr. Bob Resnick projects that sales in 2010-11 will be around $17.3 billion, a 5.3% increase compared to the prior year. That very large sum of money is spread each school year among more than 180,000 district administrators, over 115,000 school principals, and more than 5 million K-12 educators. The fundamental reason that K-12 market growth will likely persist in the face of any overall economic slowdown is that the growth formula is based on enrollments and per pupil expenditures, both of which continue to advance in a slow and steady fashion.

Solution to Various Learning Problems: Reported to us by teachers, parents and further reported by such sources as the Education Resources Information Center; through several studies documenting the importance of time needed for learning and time spent in learning as parameters of educational achievement. Several studies have examined differences in student learning rates, amount of information acquired, and amount of information retained in three common types of classroom tasks.

"The National Assessment of Educational Progress", commonly known as NAEP, or the nation's report card, shows that not only have state scores not changed since the test was administered in 2008, the states have not seen significant growth since the late 1990's. An attempt at resolving this problem hopefully will be accomplished by the adoption of "The Common Core Standards" which has been adopted by 44 States and is a state-led initiative that aims to establish basic, uniform education requirements across the country. These core standards are sponsored by the National Governors Association and the Council of Chief

State School Officers with the participation of many states.

Page 8 Our Growth Strategy

Smartphones run complete operating system software providing a platform for application developers. Thus, they combine the functions of a camera phone and a Digital Assistant (PDA). The increased availability and utilization of web-based and mobile technologies to enhance and supplement teacher instruction engage today's technology-savvy learners and improve student outcomes.

Some smartphones, sometimes called NirvanaPhones, have a docking station with an external display and keyboard to create a desktop or laptop environment. Growth in demand for advanced mobile devices boasting powerful processors, abundant memory, larger screens, and open operating systems has outpaced the rest of the mobile phone market for several years.

According to a study by ComScore, over 45.5 million people in the United States owned smartphones in 2010 out of 234 million total subscribers. Despite the large increase in smartphone sales in the last few years, smartphone shipments only make up 20% of total handset shipments, as of the first half of 2010.

In March 2011, Berg Insight reported data that showed global smartphone shipments increased 74% from 2009 to 2010.

In a Washington Post article by Cecilia Kang, a Morgan Stanley Internet analyst, Mary Meeker expects smartphone sales will surpass PC and laptop sales in 2012, with more than 450 million units sold.

Develop New Products and Enhance our EBook Platform

In the United States, as of September 2009, Amazon Kindle and Sony's PRS-500 were the dominant e-reading devices. By March 2010, some reported that the Barnes & Noble Nook may be selling more units than the Kindle.

On January 27, 2010 Apple Inc. launched a multi-function device called the iPad. In July 2010, online bookseller Amazon.com reported sales of ebooks for its proprietary Kindle outnumbered sales of hardcover books for the first time ever during the second quarter of 2010, saying it sold 140 e-books for every 100 hardcover books, including hardcovers for which there was no digital edition. By January 2011, ebook sales at Amazon had surpassed its paperback sales. In the overall U.S. market, paperback book sales are still much larger than either hardcover or e-book; the American Publishing Association estimated e-books represented 8.5% of sales as of mid-2010.

This last year 2010 saw an expansion of eBook platforms. Amazon released the Kindle DX International Edition worldwide and released the third generation Kindle, available in 3G+Wi-Fi and Wi-Fi versions. Bookeen revealed the Cybook Orizon at CES and debuted the Orizon touchscreen e-book reader. Apple released the iPad with an e-book app called iBocks. Between its release in April 2010, to October, Apple has sold 7 million iPads. Kobo Inc. released its Kobo eReader to be sold at Indig/Chapters in Canada and Borders in the United States. Kobo Inc. released an updated Kobo eReader, which now includes Wi-Fi. Barnes & Noble released the new NOOKcolor. Sony released its second generation Daily Edition PRS-950. PocketBook expanded its successful line of e-readers in the ever-growing market. Lastly, Google launched Google eBooks.

Page 28 Second paragraph Top

Despite spending an estimated $630 billion in the 2007-2008 school year on K-12 education — more than any other developed country — the United States ranks 25th in the world in the quality of its primary education system, according to the World Economic Forum.

1.

US public School Ranking According to US World News on Dec 7 2010

A report out today, "Highlights From PISA 2009: Performance of U.S. 15-YearOld Students in Reading, Mathematics, and Science Literacy in an International Context," shows the U.S. now ranks 25th in math, 17th in science, and 14th in reading out of the 34 Organization for Economic Cooperation and Development (OECD) countries

SOURCE: U.S. Department of Education, National Center for Education Statistics, Biennial Survey of Education in the United States, 1949-50; Statistics of Public Elementary and Secondary School Systems, 1959 through 1972; Common Core of Data (CCD), 1984 through 2008; Private School Universe Survey (PSS), 1997-98 through 2007-08; and Projections of Education Statistics to 2019.

CHAPTER 1: All Levels of Education 11

DIGEST OF EDUCATION STATISTICS 2010

and secondary schools spent about 59 percent of this total ($650 billion),

Page 29 Our Markets

Since 1999, the National Household Education Surveys Program (NHES), conducted by the U.S. Department of Education's National Center for Education Statistics (NCES) in the Institute of Education Sciences, has collected nationally representative data that can be used to estimate the number of homeschooled students in the United States. Additionally, according to the U.S. Department of Education Institute of Education Sciences both the number and the proportion of students in the United States who were being homeschooled increased between 1999 and 2003. Approximately 1.1 million students (1,096,000) were being homeschooled in the United States in the spring of 2003, an increase from the estimated 850,000 students who were being homeschooled in the spring of 1999 (Bielick, Chandler, and Broughman 2001). In addition, the percentage of the entire student population who were being homeschooled increased from 1.7 percent in 1999 to 2.2 percent in 2003. Data from the 2007 NHES survey show an estimated 1.5 million students (1,508,000) were homeschooled in the United States in the spring of 2007. This represents an increase from the estimated 1.1 million students who were homeschooled in the spring of 2003 (Princiotta, Bielick, and Chapman 2004). The percentage of the school-age population that was homeschooled increased from 2.2 percent in 2003 to 2.9 percent in 2007.

1.

Regarding the number of kids enrolled in the US Public schools throughout the nation. The number is more like 60 million as it turns out which includes public schools K-12, charter schools, religious based schools and home schoolers. The number of kids just in US Public schools is about 50 million alone as of 2009.

According to the Center for Education Reform 2009 and the National Center for Educational Statistics reports about the same for 2009 being 55 million for public schools. Where K-12 got 74 million beats me. K-12 cited to market Data retrieval in one of its own free reports says about 50 million public schools students. So guess I should correct that number to 60 million for all schools as follows:

ENROLLMENT:

TOTAL K-12 ENROLLMENT: 55,203,000

Elementary: 38, 751,000 Secondary: 16,451,000

(Digest 2009. Chapter 1 Table 2)

TOTAL PUBLIC SCHOOL ENROLLMENT: 49,293,000 Elementary: 38,751, 000

Secondary: 16,451,000

(Digest 2009 Chapter 1. Table 2)

TOTAL CHARTER SCHOOL ENROLLMENT: 1,536,079

(The Center for Education Reform, November 2009)

TOTAL PRIVATE SCHOOL ENROLLMENT: 5,910,210 Elementary: 3,228,310

Secondary: 827,390

Combined: 1,854,510

(Digest 2009_ Chapter 2, Table 58)

TOTAL HOME SCHOOL ENROLLMENT: 1.5 million (estimate) or 2.9% (estimate) of America's school population

(1.5 Million Homeschooled Students in the United States in 2007, NOES December 2008)

TOTAL CATHOLIC SCHOOL ENROLLMENT: 2,308,150 Elementary: 1,602,010

Secondary: 594,860

Combined: 111,270

(Digest 2009 Chapter 2. Table 58)

Regarding the number of public schools in total

TOTAL NUMBER OF K-12 SCHOOLS: 132,656

Elementary: 88,902

Secondary: 27,358

Combined: 15,160

Other: 1,236

(Digest 2009, Chapter 1 Table 5)

TOTAL NUMBER OF PUBLIC SCHOOLS: 98,916

Elementary: 67,032 Secondary: 23,426 Combined: 6,222

Other: 1,236

(Digest 2009, Chapter 2, Table 93)

TOTAL NUMBER OF CHARTER SCHOOLS: 5,043 (The Center for Education Reform, November 2009)

TOTAL NUMBER OF PRIVATE SCHOOLS: 33,740

Elementary: 21,870

Secondary: 2,930

Combined: 8,940

(Digest 2009, Chapter 2, Table 58)

TOTAL NUMBER OF CATHOLIC SCHOOLS: 7,510

Elementary: 6,070 Secondary: 1,090 Combined: 340

(Digest 2009 Chanter 2 Table 58)

3. School Expenditures I mentioned about $650 billion which is correct according to the National Center for Educational Statistics

Expenditures:
Expenditures of educational institutions rose to an estimated
$1.1 trillion for the 2009-10 school year (table 29).	Elementary
Table A. Total elementary and secondary school enrollment, by overall trends: Selected years, 1949-50 to fall 2009
Trend and year
Number of students
(in millions)
"Baby boom" increases
1949-50 school year ............................................................	28.5
Fall1959 ...............................................................................	40.9
Fall1969 ...............................................................................	51.1
Fall1971 (peak) ....................................................................	51.3
13 years with annual declines
Fall1972 (first year of decline) ..............................................	50.7
Fall1984 (final year of decline) .............................................	44.9
Annual increases from 1985 to 2006
Fall1985 ...............................................................................	45.0
Fall1996 (new record highs begin) .......................................	51.5
Fall2006 (final year of record highs) ....................................	55.3
Slight decline followed by increases
Fall2007 ...............................................................................	55.2
Fall2008 ...............................................................................	55.2
Fall2009 ...............................................................................	55.3
SOURCE: U.S. Department of Education, National Center for Education
Statistics,

Biennial Survey of Education in the United States, 1949-50; Statistics of Public

Elementary and Secondary School Systems, 1959 through 1972; Common

Core of Data (CCD), 1984 through 2008; Private School Universe Survey (PSS),

1997-98 through 2007-08; and Projections of Education Statistics to 2019.

CHAPTER 1: All Levels of Education 11

DIGEST OF EDUCATION STATISTICS 2010

and secondary schools spent about 59 percent of this total

($650 billion), and colleges and universities spent the remaining

41 percent ($461 billion). After adjustment for inflation,

total expenditures of all educational institutions rose by an estimated 34 percent between 1999-2000 and 2009-10. Inflation adjusted

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U.S. K-12 school enrollment: 55 million

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Adoption states = 20 (5,400 school districts)

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Non-adoption states = 30 (10,000 districts)

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Total K-12 expenditures = $520 billion annually

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K-12 instructional materials market: $7B to $8B

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K-12 "Core" IM market = t4 billion

-

Association of American Publishers for 2006 agrees with $8 billion so the figures for 2009 are not unreasonable at $11 billion for instructional materials. Basically textbooks.

4. US public School Ranking

According to US World News on Dec 7 2010:

A report out today, "Highlights From PISA 2009: Performance of U.S. 15Year-Old Students in Reading, Mathematics, and Science Literacy in an International Context," shows the U.S. now ranks 25th in math, 17th in science, and 14th in reading out of the 34 Organization for Economic Cooperation and Development (OECD) countries.

Also in a speech

              International Test Scores

Poor U.S. Test ResultsTied To Weak Curriculum

Most of the following was excerpted from a speech by Pascal D. Forgione, Jr., Ph.D. U.S. Commissioner of Education Statistics. As a government researcher, he tries to put the best possible spin on the academic failure of American schools, but this is no sugarcoated report.

Math scores, Science scores

Math and science offer the only common basis for comparing American schools to the rest of the world. Other subjects vary from one country to another. Results of the Third International Mathematics and Science Study (TIMSS) involving a half-million students in 41 countries are authoritative. Oversight groups included not only the world's leading experts on comparative studies of education systems, but also experts in assessment design and statistical analysis. Textbooks U.S. textbooks treat topics with a "mile-wide, inch-deep' approach, Schmidt said. A typical U.S. eighth-grade math textbook deals with about 35 topics. By comparison, a Japanese or German math textbook for that age would have only five or six topics. Comparisons done elsewhere between French and American math books show more innovative approaches to finding, for instance, the volume of a pyramid. Fractions don't lend themselves to computerization, so they're relegated to an importance slightly above Roman numerals. Calculators are here to stay, so kids breeze through long division. They concentrate on how to use math rather than how to do math, and with less entanglement in social philosophy.

American Education Not World Class

The schools systematically let kids down. By grade 4, American students only score in the middle of 26 countries reported. By grade 8 they are in the bottom third, and at the finish line, where it really counts, were near dead last. It’s even worse when you notice that some of the superior countries in grade 8 (especially the Asians) were not included in published 12th grade results. They do not need 12 grades.

Math

                  Grade 4

    Grade 8

      Grade 12

Rank

Nation

 Score      Nation

Score

Nation

Score

1.       Singapore

   625

     Singapore                 643

      Netherlands              560

2.       Korea

   611

     Korea

  607

      Sweden

   552

3.       Japan

               597        Japan

  605          Denmark

               547

4.       Hong Kong

   587

     Hong Kong

              588

      Switzerland

   540

5.       Netherlands         577         Belgium                   565

      Iceland

   534

6.       Czech Republic   567        Czech Republic

  564

      Norway

   528

7.       Austria                 559

     Slovak Republic

  547

      France

   523

8.       Slovenia

   552

     Switzerland

  545

      New Zealand            522

9.       Ireland

              550         Netherlands

  541

      Australia

                522

10.     Hungary              548         Slovenia                   541

      Canada

                519

11.     Australia             546         Bulgaria                    540

      Austria                      518

12.     United States     545        Austria                       539         Slovenia                    512

13.     Canada

              532

    France                        538        Germany

               495

14.     Israel                   531        Hungary                    537         Hungary                     483

15.     Latvia                 525

    Russian Fed.

  535         Italy

    476

16.     Scotland

 520

    Australia

  530

     Russian Fed.

    471

17.     England

             513

    Ireland

  527

     Lithuania

    469

18.    Cyprus                 502

    Canada

              527

     Czech Republic

    466

19.     Norway              502         Belgium                    526         United States             461

20.     New Zealand

 499         Sweden                     519         Cyprus                        446

21.     Greece               492          Thailand                    522         South Africa              356

22.     Thailand            490          Israel                         522

23.     Portugal             475

     Germany                  509

24.     Iceland               474          New Zealand            508

25.     Iran                    429          England

  506

26.     Kuwait              400          Norway                     503

27.

                Denmark                   502

28.

    United States           500

29.

     Scotland                   498

30.

     Latvia

  493

31.

     Spain

  487

32.

     Iceland

               487

33.

     Greece

   484

34.

     Romania                   482

35.

     Lithuania

   477

36.

     Cyprus

   474

37.

     Portugal

   454

38.

     Iran

               428

39.

     Kuwait

               392

40.

     Colombia

               385

41.

     South Africa

   354

    Grade Average    529            Grade Average    513          Grade Average      500

5.

Virtual Learning is a subscription-based online education company. We provide standards-based instruction through our fully interactive virtual textbooks. Our fully animated, interactive featured, colorful and audio virtual.

Smartphone, Make everything fun and possible

5.

Response concerning smartphone systems

Here is a copy of the article which was quoted from www.premiumwebs.com. There are numerous articles and ads discussing the same topic or subject.  The rest of the information comes from The Berg Insight, a news publishing service

Apr 2011

By iflahul elmawardi

Handphone, is one of many importent thing that needs by any people in the world. smartphone now is the most populer phone. A smartphone is a mobile phone that offers more advanced computing ability and connectivity than a contemporary feature phone.

Smartphones and feature phones may be thought of as handheld computers integrated with a mobile telephone, but while most feature phones are able to run applications based on platforms such as Java ME, a smartphone usually allows the user to install and run more advanced applications. Smartphones run complete operating system software providing a platform for application developers. Thus, they combine the functions of a camera phone and a personal digital assistant (PDA).

Some smartphones, sometimes called NirvanaPhones, have a docking station with an external display and keyboard to create a desktop or laptop environment.

Growth in demand for advanced mobile devices boasting powerful processors, abundant memory, larger screens, and open operating systems has outpaced the rest of the mobile phone market for several years. In March 2011 Berg Insight reported data that showed global smartphone shipments increased 74% from 2009 to 2010. According to a study by ComScore, over 45.5 million people in the United States owned smartphones in 2010 out of 234 million total subscribers. Despite the large increase in smartphone sales in the last few years, smartphone shipments only make up 20% of total handset shipments, as of the first half of 2010.

Race to the Top, abbreviated R2T, RTTT or RTT, is a $4.35 billion United States Department of Education program designed to spur reforms in state and local district K12 education. It is funded by the ED Recovery Act as part of the American Recovery and Reinvestment Act of 2009 and was announced by President Barack Obama and Secretary of Education Arne Duncan on July 24, 2009.